

02019735

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rED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 200?

SEC FILE NUMBER
8- 35169

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wingate Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Bedford Street

(No. and Street)

Lexington	Massachusetts	02420
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Frailey   781-862-7100

                                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sargis & Sargis, CPAs

(Name — if individual, state last, first, middle name)

76 Bedford Street, Suite 38, Lexington, Massachusetts 02420

(Address)	(City)	(State)	Zip Code)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 0 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                      contained in this form are not required to respond unless the form displays
                      a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Peter Frailey _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wingate Capital Corporation
_____, as of

_____ December 31 _____, ~~XX~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
Title

_____
Notary Public
PHYLLIS M. ROBINSON
Notary Public
My Commission Expires May 28, 2004

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINGATE CAPITAL CORPORATION

(A WHOLLY-OWNED SUBSIDIARY OF
WINGATE FINANCIAL GROUP, INC.)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

WINGATE CAPITAL CORPORATION
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

CONTENTS

SARGIS & SARGIS

CERTIFIED PUBLIC ACCOUNTANTS

Custance Place

76 Bedford Street • Suite # 38

Lexington, Massachusetts 02420-4499

(781) 863-0719

Fax (781) 863-0238

Kevin M. Sargis, CPA*

Leslie B. Sargis, CPA

*Also a member of the Massachusetts & Florida Bar

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Wingate Capital Corporation
Lexington, Massachusetts

We have audited the accompanying balance sheet of Wingate Capital Corporation (a wholly-owned subsidiary of Wingate Financial Group, Inc.) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wingate Capital Corporation as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

-2-

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 4, 2002

WINGATE CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current assets:	
Cash	$ 12,151
Commissions receivable	67,281
	79,432

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Due to parent company,	
Wingate Financial Group, Inc. (Note 2)	64,102
Accounts payable	3,200
Total current liabilities	67,302
Stockholders' equity:	
Common stock, no par value;	
authorized 15,000 shares; issued	
and outstanding 23 shares	1,150
Additional paid-in capital	10,980
Retained earnings	-
	12,130
	$ 79,432

See notes to financial statements.

WINGATE CAPITAL CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue:	
Commissions - Investment company shares	$ 773,041
Commissions - Exchange listed equity securities executed on an exchange	11,793
Interest income	253
	785,087
General & administrative expenses:	
Administrative service fees (Note 2)	772,895
Bank charges	25
Licenses and fees	8,967
Professional fees	3,200
	785,087
Income before provision for income taxes	-
Provision for income taxes (Note 3)	-
Net income	$ -

See notes to financial statements.

WINGATE CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock No Par Value		Additional Paid-in Capital	Retained Earnings
	Shares	Amount		
Balance at January 1, 2001	23	$ 1,150	$ 10,980	$ -
Net income	—			-
Balance at December 31, 2001	23	$ 1,150	$ 10,980	$ -

See notes to financial statements.

-6-

WINGATE CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Decrease in Cash

Cash flows from operating activities:	
Net income	$ -
Changes in operating assets and liabilities:	
Decrease (increase) in assets:	
Commissions receivable	8,510
Increase (decrease) in liabilities:	
Due to parent company	(8,511)
Total adjustments	(1)
Net cash used by operating activities	(1)
Net decrease in cash	(1)
Cash, January 1, 2001	12,152
Cash, December 31, 2001	$ 12,151

See notes to financial statements.

-7-

WINGATE CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

Note 1. Summary of significant accounting policies and business
         of the Corporation:

         Organization:

         Wingate Capital Corporation was incorporated on
          November 22, 1985 and commenced operations in
          May, 1986. The Company is a wholly-owned subsidiary of
          Wingate Financial Group, Inc. and operates as a
          securities broker-dealer.

         Revenue Recognition:

         Commission revenue from mutual funds, annuities, and
          stocks, is recognized when earned and measurable.
          Generally, commission revenue is recorded on a trade-
          date basis as securities transactions occur.

         Estimates:

         The preparation of financial statements in conformity
          with generally accepted accounting principles requires
          management to make estimates and assumptions that
          affect certain reported amounts and disclosures.
          Accordingly, actual results could differ from those
          estimates.

Note 2. Related Party Transactions:

         Wingate Financial Group, Inc. is the parent company of
          Wingate Capital Corporation and other entities. All
          expenses which are not exclusively related to a
          specific subsidiary are paid by Wingate Financial
          Group, Inc. Revenues earned by subsidiaries, net of
          exclusively related expenses of the subsidiary, are
          paid to Wingate Financial Group, Inc. as an
          administrative service fee. The total fee charged to
          Wingate Capital Corporation by Wingate Financial Group,
          Inc. for the year ended December 31, 2001 was $772,895.
          Wingate Capital Corporation transfers revenues, net of
          exclusively related expenses, to Wingate Financial
          Group, Inc. upon collection. At December 31, 2001
          Wingate Capital Corporation owed Wingate Financial
          Group, Inc. $64,102.

WINGATE CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

Note 3. Income Taxes:

The operations of the Company are included in the
consolidated income tax returns of its parent company,
Wingate Financial Group, Inc. Income taxes are
allocated to the income producing subsidiaries of
Wingate Financial Group, Inc. based on their
proportionate share of consolidated taxable income.
For the year ended December 31, 2001 there was no tax
allocated to Wingate Capital Corporation.

Note 4. Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of
the Securities Act of 1934, the Company is required to
maintain a minimum net capital, as defined under such
provisions. Net capital and the related net capital
ratio may fluctuate on a daily basis. At December 31,
2000 the Company had net capital of $12,130, and a net
capital requirement of $5,000. The Company's net
capital ratio was 5.5 to 1, while the maximum allowable
ratio was 15 to 1.

SCHEDULE I

WINGATE CAPITAL CORPORATION
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

Computation of Net Capital

Total ownership equity (from Balance Sheet)	$ <u>12,130</u>
Total ownership equity qualified for net capital	$ 12,130
Deductions:	(<u> - </u>)
Net Capital	$ <u>12,130</u>

Computation of Basic Net Capital Requirement

1. Minimum net capital required (6-2/3% of
   aggregate indebtedness $67,302) $ <u>4,487</u>

2. Minimum net capital requirement of Company $ <u>5,000</u>

3. Net capital requirement (greater of 1 or 2 above) $ <u>5,000</u>

4. Excess net capital ($12,130 - $5,000) $ <u>7,130</u>

5. Excess net capital at 1000%
   (net capital of $12,130 - 10% of aggregate
   indebtedness of $67,302) $ <u>5,400</u>

6. Ratio: aggregate indebtedness to net capital   <u>5.5 to 1</u>

WINGATE CAPITAL CORPORATION
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
and
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

The Company is exempt from Rule 15c3-3 under the provisions of paragraph (k)(2)(B) of that rule. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

WINGATE CAPITAL CORPORATION
Statement Pursuant to Rule 17a-5(d)(4) of the
Securities and Exchange Commission
December 31, 2001

The computation of net capital under Rule 15c3-1 included in this audited report reflects net capital of $12,130. The computation included in the Company's corresponding unaudited Form X-17A-5, Part IIA filing as of December 31, 2001, and its reconciliation to the audited report is as follows:

Company's unaudited computation of net capital	$ 12,130
Adjustment for unrecorded commissions receivable	10,071
Adjustment for underaccrual of accounts payable	(3,200)
Adjustment for overaccrual of administrative service fees due to parent company, Wingate Financial Group, Inc.	(_6,871)
	$ 12,130

SARGIS & SARGIS

CERTIFIED PUBLIC ACCOUNTANTS

Custance Place

76 Bedford Street • Suite # 38

Lexington, Massachusetts 02420-4499

(781) 863-0719

Fax (781) 863-0238

Kevin M. Sargis, CPA*

Leslie B. Sargis, CPA

Also a member of the Massachusetts & Florida Bar

Independent Auditor's Report on Internal Control Structure
Required by SEC Rule 17a-5
for a Broker Dealer Claiming an Exemption from Rule 15c3-3

Board of Directors
Wingate Capital Corporation
Lexington, Massachusetts

In planning and performing our audit of the financial statements
and supplemental schedules of Wingate Capital Corporation for the
year ended December 31, 2001, we considered its internal control
structure, including procedures for safeguarding securities, in
order to determine our auditing procedures for the purpose of
expressing our opinion on the financial statements and not to
provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and
Exchange Commission (SEC), we have made a study of the practices
and procedures followed by the Corporation including tests of
such practices and procedures that we considered relevant to the
objectives stated in rule 17a-5(g) in making the periodic
computations of aggregate indebtedness and the net capital under
rule 17a-3(a)(11) and for determining compliance with the
exemptive provisions under rule 15c3-3. Because the Corporation
does not carry securities accounts for customers or perform
custodial functions relating to customer securities, we did not
review the practices and procedures followed by the Corporation
in any of the following:

1. Making quarterly securities examinations, counts,
   verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for
   securities under Section 8 of Federal Reserve Regulation
   T of the Board of Governors of the Federal Reserve
   System.

The management of the Corporation is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial system being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 4, 2002